FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 March 20, 2003

                         Commission File Number: 1-6702


                                   NEXEN INC.

             (Exact name of registrant as specified in its charter)


                              801 - 7th Avenue S.W.
                        Calgary, Alberta, Canada T2P 3P7

                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.*

                  Form 20-F     [_]             Form 40-F       [_]

         * The registrant files annual reports under cover of Form 10-K.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).__________

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

         This Report on Form 6-K incorporates by reference the exhibits attached hereto, each of which was filed by Nexen Inc. with the Canadian Securities Administrators (the "CSA") on the date specified in the exhibit list.



EXHIBIT           TITLE
-------           -----

   1 Notice and Proxy Statement and Information Circular with respect to the May 6, 2003 Annual General and Special Meeting of Shareholders, dated March 10, 2003, as filed with the CSA on March 19, 2003.

   2 Form of Proxy with respect to the May 6, 2003 Annual General and Special Meeting of Shareholders, as filed with the CSA on March 19, 2003.

   3 Letter to Shareholders with respect to the May 6, 2003 Annual General and Special Meeting of Shareholders, dated March 10, 2003, as filed with the CSA on March 19, 2003.

   4 Supplemental Mail Return Card with respect to the May 6, 2003 Annual General and Special Meeting of Shareholders, as filed with the CSA on March 19, 2003.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Nexen Inc.
                                   (Registrant)



Date:    March 20, 2003            By:  /s/ Sylvia L. Groves
                                        ---------------------------------------
                                        Name:   Sylvia L. Groves
                                        Title:  Assistant Secretary

                                INDEX TO EXHIBITS
                                -----------------



EXHIBIT           TITLE
-------           -----

   1 Notice and Proxy Statement and Information Circular with respect to the May 6, 2003 Annual General and Special Meeting of Shareholders, dated March 10, 2003, as filed with the CSA on March 19, 2003.

   2 Form of Proxy with respect to the May 6, 2003 Annual General and Special Meeting of Shareholders, as filed with the CSA on March 19, 2003.

   3 Letter to Shareholders with respect to the May 6, 2003 Annual General and Special Meeting of Shareholders, dated March 10, 2003, as filed with the CSA on March 19, 2003.

   4 Supplemental Mail Return Card with respect to the May 6, 2003 Annual General and Special Meeting of Shareholders, as filed with the CSA on March 19, 2003.